Exhibit 99.1

iHuman Inc. Announces Second Quarter 2024 Unaudited Financial Results

BEIJING, China, September 27, 2024 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Highlights

•	Revenues were RMB215.1 million (US$29.6 million), compared with RMB241.0 million in the same period last year.
•	Gross profit was RMB151.7 million (US$20.9 million), compared with RMB170.8 million in the same period last year.
•	Operating income was RMB18.8 million (US$2.6 million), compared with RMB40.9 million in the same period last year.
•	Net income was RMB24.7 million (US$3.4 million), compared with RMB42.1 million in the same period last year.
•	Average total MAUs[1] for the second quarter were 24.57 million, a year-over-year increase of 20.8%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “In the second quarter, we made steady progress in advancing our strategic priorities, intensifying efforts across multiple fronts to build momentum for our sustainable growth.

In the domestic market, we expanded our smart device lineup with the introduction of the iHuman Pinyin Reader, which is designed to help kids master Pinyin through high-quality content, interactive hands-on experiences, and engaging exercises. The product features catchy pinyin mnemonics to enhance memory retention and offers audio and visual challenges to make learning more engaging. The iHuman Pinyin Reader uses Pinyin as a gateway to introduce nursery rhymes and foundational Chinese classical studies. Its proprietary rating system also assigns children to different proficiency levels, keeping kids motivated while making it easy for parents to track progress.

Our international expansion continued to gain momentum as we enriched our content library with new themes that appeal to young audiences worldwide. In Aha Makeover, we launched “Mermaid Melody” and “Forest Fantasy,” two themes that combine imaginative elements like whimsical mermaids and enchanting forests with a variety of interactive features. In Gogo Mini World, the new theme “Fashion Salon” offers a dynamic platform for creative expression through beauty and styling activities, allowing children to share photos of their unique fashion designs. Furthermore, the new theme “Princess Castle” introduces a magical touch with magic wand play and customizable fireworks. These new themes are particularly engaging for children as they offer a mix of fantasy, creativity, and interactive fun, encouraging them to explore their interests and unleash their imaginations.

During the quarter, our animation studio Kunpeng also made notable headway internationally with its Cosmicrew franchise. Following a successful run on major TV networks and streaming platforms in China, the Cosmicrew animated series has now expanded into several global markets, including the United States, the United Kingdom, Australia, and Singapore. The franchise’s international reach was further extended with the Cosmicrew movie, which, after its premiere in China in 2023, has also been screened this year in several European countries. This global expansion not only boosts Kunpeng’s international visibility and brand recognition, but also supports our broader international business strategy, thereby solidifying our presence in key global markets.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

The progress we achieved across markets and business lines in the second quarter underscores our effective execution and commitment to long-term growth. Moving forward, we will continue to build on core strengths and leverage our extensive product portfolio to drive market expansion and business growth,” concluded Dr. Dai.

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “In the second quarter of 2024, we recorded our tenth consecutive quarter of profitability. We also ended the quarter with RMB1.13 billion in cash, cash equivalents, and time deposits. With our healthy financial position, we have the privilege to accelerate our innovation efforts in pioneering content and technologies, ensuring that we remain at the forefront of technological developments and emerging trends to welcome and accommodate the evolving needs and preferences of users. For instance, during the quarter, we developed an experimental product specifically designed for use with Apple’s Vision Pro, establishing ourselves as an industry pioneer in exploring applications compatible with this revolutionary headset. By harnessing the Vision Pro’s immersive spatial environment, precise eye tracking, and gesture capture functions, we deliver even more interactive and captivating experiences for children. On the operational front, we calibrated our sales and marketing efforts to align with our expanded efforts on new product development and launches. Notably, we have strengthened collaborations with leading manufacturers of learning pads, smart speakers, tablets, and even smart cars to pre-install our app products. As smart devices become increasingly integral to daily life, we expect these partnerships to extend our market coverage and make our offerings more accessible to families. Looking ahead to the second half of the year, we will continue to invest strategically in product innovation and global brand recognition to build a sustainable growth engine for our business.”

Second Quarter 2024 Unaudited Financial Results

Revenues

Revenues were RMB215.1 million (US$29.6 million), a decrease of 10.7% from RMB241.0 million in the same period last year, primarily due to more conservative consumer spending.

Average total MAUs for the quarter were 24.57 million, an increase of 20.8% year-over-year from 20.33 million in the same period last year, primarily due to the effective execution of our user acquisition strategy.

Cost of Revenues

Cost of revenues was RMB63.4 million (US$8.7 million), a decrease of 9.7% from RMB70.2 million in the same period last year, primarily due to decreased channel costs.

Gross Profit and Gross Margin

Gross profit was RMB151.7 million (US$20.9 million), compared with RMB170.8 million in the same period last year. Gross margin was 70.5%, compared with 70.9% in the same period last year.

Operating Expenses

Total operating expenses were RMB132.9 million (US$18.3 million), compared to RMB130.0 million in the same period last year.

Research and development expenses were RMB57.2 million (US$7.9 million), a decrease of 9.8% from RMB63.4 million in the same period last year, primarily due to decreased payroll related expenses.

Sales and marketing expenses were RMB51.3 million (US$7.1 million), an increase of 26.4% from RMB40.6 million in the same period last year, primarily due to increased strategic spending on promotional activities, brand enhancement, and overseas expansion.

General and administrative expenses were RMB24.4 million (US$3.4 million), a decrease of 6.0% from RMB26.0 million in the same period last year, primarily due to decreases in share-based compensation expenses, as well as other administrative expenses.

Operating Income

Operating income was RMB18.8 million (US$2.6 million), compared with RMB40.9 million in the same period last year.

Net Income

Net income was RMB24.7 million (US$3.4 million), compared with RMB42.1 million in the same period last year.

Basic and diluted net income per ADS were RMB0.47 (US$0.06) and RMB0.45 (US$0.06), respectively, compared with RMB0.80 and RMB0.77 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB289.9 million (US$39.9 million) as of June 30, 2024, compared with RMB318.6 million as of December 31, 2023.

Cash, Cash Equivalents and Time Deposits

Cash, cash equivalents and time deposits were RMB1,129.4 million (US$155.4 million) as of June 30, 2024, compared with RMB1,213.8 million as of December 31, 2023. The decrease was primarily due to the payment of annual bonuses to employees in the first quarter.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2024, which was RMB7.2672 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: alice.li@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,213,767	914,474	125,836
Time deposits	-	214,944	29,577
Accounts receivable, net	60,832	52,440	7,216
Inventories, net	16,518	19,070	2,624
Amounts due from related parties	1,810	1,773	244
Prepayments and other current assets	89,511	93,971	12,931
Total current assets	1,382,438	1,296,672	178,428
Non-current assets
Property and equipment, net	6,169	4,643	639
Intangible assets, net	23,245	20,430	2,811
Operating lease right-of-use assets	3,648	2,811	387
Long-term investment	26,333	26,333	3,624
Other non-current assets	8,662	7,981	1,098
Total non-current assets	68,057	62,198	8,559
Total assets	1,450,495	1,358,870	186,987

LIABILITIES
Current liabilities
Accounts payable	22,139	19,925	2,742
Deferred revenue and customer advances	318,587	289,927	39,895
Amounts due to related parties	4,428	15,164	2,087
Accrued expenses and other current liabilities	143,677	91,244	12,556
Dividend payable	-	30,653	4,218
Current operating lease liabilities	1,927	1,788	246
Total current liabilities	490,758	448,701	61,744
Non-current liabilities
Non-current operating lease liabilities	1,933	1,083	149
Total non-current liabilities	1,933	1,083	149
Total liabilities	492,691	449,784	61,893
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2023 and June 30, 2024; 125,122,382 Class A shares issued and 119,704,787 outstanding as of December 31, 2023; 125,122,382 Class A shares issued and 117,852,782 outstanding as of June 30, 2024; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and June 30, 2024; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2023 and June 30, 2024)	185	185	25
Additional paid-in capital	1,088,628	995,474	136,982
Treasury stock	(16,665)	(21,788)	(2,998)
Statutory reserves	8,164	8,164	1,123
Accumulated other comprehensive income	17,955	20,549	2,828
Accumulated deficit	(140,463)	(93,498)	(12,866)
Total shareholders’ equity	957,804	909,086	125,094
Total liabilities and shareholders’ equity	1,450,495	1,358,870	186,987

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iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	240,993	235,003	215,107	29,600	506,196	450,110	61,938
Cost of revenues	(70,160)	(66,892)	(63,372)	(8,720)	(149,796)	(130,264)	(17,925)

Gross profit	170,833	168,111	151,735	20,880	356,400	319,846	44,013

Operating expenses
Research and development expenses	(63,412)	(67,923)	(57,219)	(7,874)	(125,085)	(125,142)	(17,220)
Sales and marketing expenses	(40,564)	(54,995)	(51,263)	(7,054)	(80,999)	(106,258)	(14,622)
General and administrative expenses	(25,982)	(27,724)	(24,426)	(3,361)	(52,717)	(52,150)	(7,176)
Total operating expenses	(129,958)	(150,642)	(132,908)	(18,289)	(258,801)	(283,550)	(39,018)
Operating income	40,875	17,469	18,827	2,591	97,599	36,296	4,995
Other income, net	8,132	9,010	9,410	1,295	14,214	18,420	2,535
Income before income taxes	49,007	26,479	28,237	3,886	111,813	54,716	7,530
Income tax expenses	(6,933)	(4,177)	(3,574)	(492)	(16,093)	(7,751)	(1,067)
Net income	42,074	22,302	24,663	3,394	95,720	46,965	6,463

Net income per ADS:
- Basic	0.80	0.42	0.47	0.06	1.81	0.89	0.12
- Diluted	0.77	0.41	0.45	0.06	1.75	0.86	0.12

Weighted average number of ADSs:
- Basic	52,804,594	52,729,148	52,496,541	52,496,541	52,878,535	52,612,845	52,612,845
- Diluted	54,725,528	54,691,599	54,295,419	54,295,419	54,744,139	54,493,509	54,493,509

Total share-based compensation expenses included in:
Cost of revenues	70	40	26	4	168	66	9
Research and development expenses	1,142	457	348	48	1,780	805	111
Sales and marketing expenses	59	46	45	6	438	91	13
General and administrative expenses	1,160	301	392	54	2,452	693	95

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iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	40,875	17,469	18,827	2,591	97,599	36,296	4,995
Share-based compensation expenses	2,431	844	811	112	4,838	1,655	228
Adjusted operating income	43,306	18,313	19,638	2,703	102,437	37,951	5,223

Net income	42,074	22,302	24,663	3,394	95,720	46,965	6,463
Share-based compensation expenses	2,431	844	811	112	4,838	1,655	228
Adjusted net income	44,505	23,146	25,474	3,506	100,558	48,620	6,691

Diluted net income per ADS	0.77	0.41	0.45	0.06	1.75	0.86	0.12
Impact of non-GAAP adjustments	0.04	0.01	0.02	0.00	0.09	0.03	0.00
Adjusted diluted net income per ADS	0.81	0.42	0.47	0.06	1.84	0.89	0.12

Weighted average number of ADSs – diluted	54,725,528	54,691,599	54,295,419	54,295,419	54,744,139	54,493,509	54,493,509
Weighted average number of ADSs – adjusted	54,725,528	54,691,599	54,295,419	54,295,419	54,744,139	54,493,509	54,493,509

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